


15008752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
WASHINGTON, D.C. 20549

No Act
PE 12/18/15

DIVISION OF
CORPORATION FINANCE

January 12, 2016

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-12-16

Anne M. Foulkes
PPG Industries, Inc.
foulkes@ppg.com

Re: PPG Industries, Inc.
Incoming letter dated December 18, 2015

Dear Ms. Foulkes:

This is in response to your letter dated December 18, 2015 concerning the shareholder proposal submitted to PPG by Jonathan Kalodimos. We also have received a letter from the proponent dated January 3, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonathan Kalodimos

FISMA & OMB Memorandum M-07-16

January 12, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPG Industries, Inc.
Incoming letter dated December 18, 2015

The proposal asks the board to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders.

We are unable to concur in your view that PPG may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that PPG may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that PPG's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that PPG has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that PPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that PPG may exclude the proposal under rule 14a-8(i)(13). Accordingly, we do not believe that PPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1/3/2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Proponent Response to PPG Industries, Inc.: Omission of Shareholder Proposal Submitted by Jonathan Kalodimos — Securities Exchange Act of 1934 — Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This correspondence is in response to the letter sent by Anne M. Foulkes on behalf of PPG Industries, Inc. (the "Company") on 12/18/2015 requesting that your office of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Company omits the shareholder proposal (the "Proposal") submitted by Jonathan Kalodimos, PhD from its 2016 proxy solicitation materials for its 2016 annual meeting.

The Company believes that the Proposal may be properly omitted from its proxy solicitation materials for its 2016 annual meeting under Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends, Rule 14a-8(i)(7) because the Proposal deals with ordinary business operations, and Rule 14a-8(i)(10) because the Proposal has been substantially implemented. I assert that the Company has read considerably past the plain language interpretation of the Proposal in order to concoct a straw man, and the Proposal should not be excludable pursuant to Rule 14a-8.

The Proposal is as follows:

> "*Resolved:* Shareholders of PPG Industries, Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately."

Exclusion under Rule 14a-8(i)(13)

The Proposal asks the Company to adopt a policy that gives preference to one thing relative to another. According to Black's Law Dictionary (Abridged Eighth Edition) "preference" is "The act of favoring one person or thing over another; the person or thing so favored."[1] The Company has read past this plain language definition of "preference" and instead characterizes the Proposal as seeking to set a range on dividends, "namely between $0 and the aggregate amount paid by PPG for share repurchases." (page 9, paragraph 1).

[1] It could be argued that Black's Law Dictionary (Abridged Eighth Edition) does not characterize the understanding of the word "preference" by the general investing public. A Google search for "definition of preference" results in Google providing the definition "a greater liking for one alternative over another or others." This definition is substantially similar to Black's Law Dictionary (Abridged Eighth Edition).

Making explicit the Company's mischaracterization of the Proposal is important. The act of favoring one thing relative to another (i.e. the definition of preference) does not create a mechanical link between those two things. In the context of the Proposal, a general payout policy that gives preference to share repurchases (relative to cash dividends) does not create a mechanical link between the two forms of returning capital to shareholders; thus the Company's characterization of "preference" is misleading as it is not based on the definition of preference in the English language. To illustrate by way of example, I have a preference for hiking in the forest (relative to writing in my office). Despite having a preference for hiking in the forest, I spend considerably more time writing in my office than hiking in the forest. I evidence my preference for hiking in the forest (relative to writing in my office) by, after weighing the costs and benefits of each option, if I deem the two equivalent then I choose to go hiking in the forest.[2] In short my preference for hiking in the forest in no way sets a range on the time I spend writing in my office.

Because preference does not create a mechanical link between share repurchases and cash dividends, it is simply not reasonable to construe that preference for share repurchases (relative to cash dividends) sets a range on cash dividends. Thus, I strongly disagree that the Proposal is excludable under Rule 14a-8(i)(13) as the Proposal does not set a range on cash dividends.

Exclusion under Rule 14a-8(i)(7)

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to "ordinary business." I assert that this argument is moot for two reasons. The first reason is, in response to a no action request from Sonoma West Holdings, Inc. (August 17, 2000) the staff at the Commission wrote:

> "We note that the proposal relates to the payments of dividends generally. The Division has found that the issue of whether to pay dividends does not involve "ordinary" business matters because the issue is extremely important to most security holders, and involves significant economic and policy considerations."

While the Proposal does not request the initiation of a dividend, like the proponent in Sonoma West Holdings, Inc., the Proposal subsumes the general issue, which I argue is an issue that is extremely important to most security holders and transcends the day to day operations of the Company; thus the Proposal should not be excludable under Rule 14a-8(i)(7). Further, the Proposal does not seek to micro-manage the inherently complex capital management and financing activities of the Company. While the actual process of returning a specified amount of capital may be complex in nature, the Proposal seeks a general payout policy and requests that the general payout policy have a certain feature, namely preference for share

[2] If someone observes that I spend more time writing in my office than hiking in the forest and questions my preference for hiking in the forest, I could explain the facts and circumstances I face and explain how in light of those facts and circumstances my decisions are internally consistent with my preference for hiking in the forest.

repurchases relative to cash dividends. Thus the Proposal relates to a complex issue but the Proposal should hardly be considered as probing too deeply into matters of a complex nature.

The second reason the Proposal should not be excludable under Rule 14a-8(i)(7) is that a reasonable person could consider general payout policy a significant social issue.[3] This is evidenced by two prominent Democratic presidential candidates expressly making share repurchases a part of their campaigns.[4] In analyzing this presidential campaign issue in the context of Hillary Clinton's campaign, Andrew Ross Sorkin[5] writes in The New York Times:

> "On its face, the issue may seem like a nonstarter. But a growing debate has emerged around the topic of buybacks that increasingly has Wall Street and corporate America worried."

and

> "[Hillary Clinton's] point tiptoes around a more explosive claim from Senator Elizabeth Warren and Senator Tammy Baldwin that buybacks might be a form of market manipulation. Both senators have urged the Securities and Exchange Commission to investigate the practice."

I assert that the topic of share repurchases, and by virtue general payout policy, is a significant social issue that has garnered substantial attention through national media outlets (The New York Times, The Wall Street Journal, Reuters, Forbes, The Harvard Business Review to name few) and is a topic of great importance to the general public as evidenced by prominent political figures urging the Commission to investigate the practice, and leading presidential candidates making the issue part of their campaigns. While the Proposal may be in disagreement with these prominent political figures on the role of share repurchases, it does not make the issue any less socially significant. As such, I believe the Proposal should not be excludable under Rule 14a-8(i)(7).

Exclusion under Rule 14a-8(i)(10)

The Company argues that the Proposal should be excludable under Rule 14a-8(i)(10) because it has been substantially implemented, as evidenced by a loose description of the steps the Company takes to allocate capital (pages 6 and 7). As part of that description the Company writes on page 7:

---

[3] I am unaware of a strict, widely accepted definition of "social issue" but as a proxy for the widely accepted understanding of "social issue" I put forth Wikipedia's definition of social issue, which is "A social issue (also called a social problem or a social illness or even a social conflict) refers to an issue that influences and is opposed by a considerable number of individuals within a society."

[4] Examples of the issue being addressed by presidential candidates are available at https://www.bostonglobe.com/opinion/2015/06/12/bernie-sanders-the-war-middle-class/hAJUTAjWgupBLx4zAMh7nN/story.html and http://www.nytimes.com/2015/08/11/business/stock-buybacks-draw-scrutiny-from-politicians.html

[5] http://www.nytimes.com/2015/08/11/business/stock-buybacks-draw-scrutiny-from-politicians.html

"PPG's policy is to utilize a portion of this surplus liquidity for share repurchases, with such amount to be determined based on a variety of fiscal and strategic considerations monitored carefully by PPG's management and updated frequently."

Taken at its face, this description confirms that the Company does have a policy that is related to share repurchases. If this policy could be considered a general payout policy (which is debatable), and if the Proposal simply asked for the adoption of a general payout policy (which it doesn't), then the Company may have a basis to assert the Proposal has been substantially implemented. I assert that the Proposal has not been substantially implemented because the Company's current practice does not compare favorably to the Proposal. The spirit of the Proposal involves adopting and issuing a policy that gives preference to share repurchases relative to cash dividends. The loose description of the share repurchase policy does not discuss if preference is given to share repurchases (relative to cash dividends) and as such is not substantially similar to the policy requested by the Proposal. While it is within the realm of possibility that the Company's policy that was loosely described in the no action request gives preference to share repurchases relative to cash dividends, the Company's underlying policy has not been issued and therefore there is no way to know if the Company's policy incorporates preference for share repurchases relative to cash dividends.

Moreover, the Company noting that over the last three years the Company has made share repurchases that in aggregate are greater than dividends does not demonstrate a policy that gives preference to share repurchases. It is fully reasonable to think that the Company may have a practice[6] that gives preference to dividends (relative to share repurchases), yet still distribute more capital in the form of share repurchases over this period because the net benefits of using share repurchases over the last three years are larger than using dividends.[7] Indeed prominent studies of corporate payout policy provide evidence consistent with the notion that payout policy is not static and should be viewed as evolving over time.[8] Further, there is a body of evidence that is consistent with the time evolution of payout policy having a large unexplained (and hence uncertain) component.[9] A policy is inherently forward looking,

[6] Since the Company has not adopted and issued a general payout policy, I can not say whether or not this presumption is accurate (hence the "may"), but it is a reasonable belief in the absence of a policy clarifying the Company's position on the issue.

[7] For example, the Company returned $2,252 million in share repurchases and $993 million in dividends over the period 2013 to 2015 but in the absence of a hypothetical practice of having a preference for dividends, perhaps the Company would have returned $2,352 million in share repurchases and $893 million in dividends. The premise of this example is that there is not an appropriate counterfactual to benchmark the Company's distribution of capital, and thus it is inappropriate to infer preference for share repurchases or dividends from the Company's actions. I believe the Commission understands the importance of counterfactual analysis as evidenced by the rigorous economic analysis (in rulemakings and in broader research) performed by the Division of Economic and Risk Analysis (DERA) at the Commission. I would note that this example is purely illustrative and is based on a hypothetical practice of giving preference to dividends; the Proposal is not requiring (nor requesting) a policy that would result in the wholesale substitution of dividends for share repurchases.

[8] For an overview of the scholarly literature see "Payout Policy" by Farre-Mensa, Michaely, and Schmalz (2014). http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2400618

[9] For example, "The evolving relation between earnings, dividends, and stock repurchases" by Douglas Skinner (Journal of Financial Economics, 2008) documents low Adjusted R^2 in pooled regressions explaining changes in payouts. http://www.sciencedirect.com/science/article/pii/S0304405X07002334

and the general payout policy sought by the Proposal is intended to help resolve a portion of the uncertainty in how capital will be returned in the future.

A substantial concern that underlies the Proposal is the potential for positive net present value (i.e. value enhancing) projects to be foregone in order to preserve a historic dividend level. This substantial concern is evidenced by the reasoning behind the first and longest supporting point which discusses the incentive effects of share repurchases generally.[10] This concern is well founded and is based on rigorous research performed by four esteemed professors from Duke University and Cornell University. The Proponent's concern is not currently being addressed because it is *the act of adopting* the general payout policy itself that would address the propensity to forgo value enhancing projects. In light of the fact that it is *the act of adopting* that is what addresses the Proponent's underlying concern, it is simply not logical to say that the current practices of the Company compare favorably to the Proposal.

Finally, interpreting the past performance of the Company as indicative of the future performance is the exact opposite of the standard disclaimer "past performance does not necessarily predict future results."[11] It is simply not prudent for an investor to extrapolate past performance into the future and thus the past actions of the Company should not be considered as substantially implementing an inherently forward looking policy. For these reasons I believe that the Company's argument that the proposal should be excludable under Rule 14a-8(i)(10) is inappropriate.

Conclusion

In conclusion, the Company believes it can appropriately exclude the Proposal under Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends, Rule 14a-8(i)(7) because the Proposal deals with ordinary business operations, and Rule 14a-8(i)(10) because the Proposal has been substantially implemented. This response has systematically addressed each basis for exclusion and explained why I believe it would be inappropriate for the Company to omit the Proposal under each exclusion.

[10] The first point contains 119 words, while the second and third point contain 86 and 72 words, respectively.
[11] http://www.sec.gov/answers/mperf.htm



PPG Industries

Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

December 18, 2015

Via E-mail (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-2000

Re: PPG Industries, Inc.: Omission of Shareholder Proposal Submitted by Jonathan Kalodimos - Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of PPG Industries, Inc. ("PPG") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that PPG intends to omit from its proxy solicitation materials for its 2016 annual meeting of shareholders (the "2016 Annual Meeting") a shareholder proposal (the "Proposal") submitted by Jonathan Kalodimos, PhD (the "Proponent"). In accordance with Rule 14a-8(j), PPG hereby respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against PPG if the Proposal is omitted from PPG's proxy solicitation materials for the 2016 Annual Meeting in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(10) and/or Rule 14a-8(i)(13). A full copy of the Proposal and all relevant correspondence with the Proponent are attached as Exhibit A.

PPG expects to file its definitive proxy solicitation materials for the 2016 Annual Meeting on or about March 10, 2016. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which PPG expects to file the definitive proxy solicitation materials for the 2016 Annual Meeting.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov, and I have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I simultaneously am forwarding by email and/or facsimile a copy of this letter to the Proponent. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff and concurrently submit to the undersigned any such response or other correspondence.

THE PROPOSAL

The Proposal sets forth the following resolution:

> *Resolved*: Shareholders of PPG Industries, Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general policy currently exists, we ask that it be amended appropriately.

DISCUSSION

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Deals with Matters Related to PPG's Ordinary Business Operations.

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (Oct. 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The 1998 Release further states that a shareholder proposal may be seen as seeking to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Under Staff Legal Bulletin No. 14C (June 28, 2005), a shareholder proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters" of the company. When determining whether a shareholder proposal relates to a significant social policy issue, the Staff has noted that the implicated social policy issue must have "emerged as a consistent topic of widespread public debate." See *Comcast Corp.* (Feb. 15, 2011). There has been no widespread public debate with respect to PPG's capital allocation decisions, however, and the Proposal does not implicate any significant social policy issue at all. The Proposal merely attempts to influence PPG's decisions with respect to capital allocation, which, as described below, are decisions at the very heart of PPG's day-to-day business matters. Accordingly, the exception to Rule 14a-8(i)(7) described in Staff Legal Bulletin No. 14C is inapplicable with respect to the Proposal.

The Staff has recognized that decisions regarding a company's dividend policies deal with matters relating to the conduct of a company's ordinary business operations. See *Monsanto Co.* (Feb. 23, 1976) (permitted the exclusion of a proposal to establish a dividend of at least 50% of earnings in any given year). The Staff also has permitted the exclusion, on ordinary business grounds, of shareholder proposals relating to other aspects of a company's decisions regarding the payment of dividends. See *The Walt Disney Co.* (Sept. 27, 1993) (permitted the exclusion of a proposal to implement a dividend reinvestment plan); *BellSouth Corp.* (Jan. 26, 1993) (permitted the exclusion of a proposal to pay dividends by direct deposit); *NYNEX Corp.* (Jan. 19, 1989) (permitted the exclusion of a proposal relating to the determination of dividend payment dates).

Likewise the Staff consistently has taken the position that shareholder proposals that attempt to address, implement or otherwise alter the terms and conditions of a company's share repurchase policies or programs are excludable under Rule 14a-8(i)(7) as matters that relate to a company's ordinary business operations. See *Vishay Intertechnology, Inc.* (March 23, 2009) (permitted the exclusion of a proposal to offer to repurchase and cancel class B shares in exchange for company's common stock); *Ryerson, Inc.* (April 6, 2007) (permitted the exclusion of a proposal to establish specified criteria for conducting share repurchases); *Medstone International, Inc.* (May 1, 2003) (permitted the exclusion of a proposal to "repurchase one million [shares] of its common stock in the open market or in private transactions, provided that the sum of cash plus marketable securities does not fall below $4 million, and such shares can be purchased below the book value per share"); *Apple Computer, Inc.* (March 3, 2003) (permitted the exclusion of a proposal to establish specified procedures for the design and implementation of a share repurchase program); *Pfizer Inc.* (Feb. 4, 2005) (permitted the exclusion of a proposal to increase the company's dividend rather than repurchase shares); *Pfizer Inc.* (Feb. 7, 2003) (permitted the exclusion of a proposal to implement a policy to apply specified limits to the repurchase of shares); *Astronics Corp.* (March 2, 2001) (permitted the exclusion of a proposal to redeem outstanding Class B shares and convert them to common stock on a one for one basis); *Lucent Technologies* (Nov. 16, 2000) (permitted the exclusion of a proposal to repurchase shares at a level that would negate dilution from shares issued under employee plans); *M&F Worldwide Corp.* (March 29, 2000) (permitted the exclusion of a proposal to take actions to maximize shareholder value, including, inter alia, the repurchase of shares and cash dividends); *Ford Motor Co.* (March 28, 2000) (permitted the exclusion of a proposal for the company's board of directors to institute a program to buy back $10 billon of stock during the calendar year); *LTV Corp.* (Feb. 15, 2000 and March 13, 2000) (permitted the exclusion of a proposal for a share repurchase program with specified parameters); *Ford Motor Co.* (March 26, 1999 and June 14, 1999) (permitted the exclusion of a proposal requiring that company not repurchase common stock except under certain circumstances outlined in the proposal); *Food Lion. Inc.* (Feb. 22, 1996) (permitted the exclusion of a proposal to amend a share repurchase plan to, inter alia, expand the amount of stock repurchased).

The Proposal overtly seeks to influence the amount of cash dividends which may be paid by PPG and decisions relating to PPG's share repurchase activities. Both dividend declaration decisions and share repurchase decisions, including whether and when to repurchase shares and the amount of shares to repurchase at any given time, are integral parts of PPG's capital management and financing activities, and, as such, matters relating to its ordinary business operations. Because of the inherent complexity of the decisions associated with PPG's capital management activities, and the sophistication required to analyze and act effectively with respect to such activities, all of the decisions that the Proposal seeks to influence are properly within the discretion of PPG's management and should not be the subject of direct shareholder oversight. PPG's decisions regarding its capital management activities, including with respect to the payment of cash dividends and share repurchase activities, necessarily require expert financial analysis, giving due consideration to the current and long-term financial and strategic policies and goals of PPG. For example, day-to-day decisions relating to the amount and timing of share repurchase activities require specific, detailed knowledge about, among other things, PPG's most current confidential financial forecasts and acquisition and other financing plans, all of which is information generally not available to the Proponent or PPG's shareholders at large at any given time. The Proposal, if implemented, would severely restrict PPG's operational and financial flexibility by unnecessarily linking the amount of cash dividends paid to PPG's shareholders to the amount of PPG's share repurchases. As such, the Proposal probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 12999 (Nov. 22, 1976). Allowing shareholders to direct or otherwise vote upon the conduct of PPG's capital management and financing activities would have the effect of directing PPG's day-to-day business operations, which shareholders are not permitted to do through the shareholder proposal process. Accordingly, the Proposal may be excluded from PPG's 2016 proxy materials under Rule 14a-8(i)(7) since the request set forth in the Proposal relates to PPG's ordinary business operations.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because PPG Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy solicitation materials if the company has substantially implemented the proposal. The Staff has stated that the purpose of the predecessor provision to Rule 14a-8(i)(10) was "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for the proposal to be excluded. In fact, in interpreting the predecessor provision to Rule 14a-8(i)(10), the Commission has stated that a formalistic application of the Rule requiring full implementation "defeated [the Rule's] purpose"; the Commission then adopted a revised interpretation to the rule to permit the omission of proposals that had been "*substantially* implemented" (emphasis added). Exchange Act Release No. 20091 (Aug. 16, 1983) and Exchange Act Release No. 40018 at n. 30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., *Exelon Corp.* (Feb. 26, 2010); *Exxon Mobil Corp.* (March 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *Masco Corp.* (March 29, 1999); *The Gap, Inc.* (March 8, 1996); see also, Exchange Act Release No. 40018 at n.30 (May 21, 1998).

Applying Rule 14a-8(i)(10), the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (April 5, 2002); *Masco Corp.* (March 29, 1999). In this regard, the Staff has indicated that differences between a company's actions and the actions sought by a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See, e.g., *Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the company's board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (Feb. 17, 2006) (proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Exxon Mobil Corp.* (March 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (March 8, 1996).

The Staff has concurred that a shareholder proposal seeking a particular policy with regard to the company's allocation of capital resources has been substantially implemented where the company has an existing policy that is consistent with the policy sought by the shareholder proposal. For example, in *Exxon Mobil Corp.* (Jan.

23, 2015), the Staff concurred that a shareholder proposal seeking an increase in the amount authorized for capital distributions to shareholders through dividends or share repurchases had been substantially implemented because the company had a long-standing capital allocation strategy consisting of (i) investment only in capital projects that offer attractive returns to shareholders, (ii) the maintenance of a sustainable and growing cash dividend and (iii) the distribution of surplus liquidity to shareholders through share repurchases. See also, *General Electric Co.* (Feb. 29, 2012) (permitted the exclusion of a proposal requesting that the board "reexamine the company's dividend policy and consider special dividends" when the company's board of directors already had formally reexamined the company's dividend policy and considered special dividends).

Like the shareholder proposal in the *Exxon Mobil Corp.* example cited in the preceding paragraph, the Proposal seeks to prioritize certain aspects of capital allocation in a manner already reflected in PPG's long-standing capital allocation strategy. In particular, the Proposal seeks to have the Company give preference to share repurchases relative to cash dividends as a method to return capital to shareholders. As was the case in the *Exxon Mobil Corp.* example, PPG's capital allocation strategy consists of four elements that substantially implement the Proposal:

- When determining how to deploy capital, PPG conducts a thorough analysis of potential capital projects. This analysis includes testing the profitability of potential capital investments against a wide range of economic and strategic parameters, such as the costs involved, anticipated strategic benefits and relevant geopolitical, contractual, fiscal and regulatory risks. Given the long-term nature of a significant number of PPG's capital projects, it is imperative that PPG conducts such a rigorous analysis to evaluate properly the anticipated costs and benefits of such projects. If, after concluding this analysis, PPG determines that an available project will provide an attractive return to shareholders over its lifespan and otherwise is feasible, PPG may proceed with the investment. PPG's commitment to pursuing profitable capital investments is evidenced by the fact that PPG has spent approximately $494 million, $587 million and $266 million on capital expenditures in 2013, 2014 and the first nine months of 2015, respectively.

- After investing in projects as described above, PPG allocates additional capital to paying a sustainable and growing cash dividend to its shareholders. Due to the nature of PPG's business and the relatively large amount of cash it generates, total uncommitted cash flow over the long-term generally exceeds the amount required to fund its capital projects described above. As a result, PPG has paid uninterrupted annual dividends since 1899. In the aggregate, PPG has paid approximately $345 million, $361 million and $287 million in cash dividends to its shareholders in 2013, 2014 and the first nine months of 2015, respectively.

- After allocating capital to pay cash dividends, PPG evaluates opportunities to acquire other companies or lines of business. Like the analysis of capital projects discussed above, potential acquisition opportunities are analyzed against a wide range of economic and strategic parameters. If, after concluding this analysis, PPG determines that an acquisition opportunity will provide an attractive return to shareholders and otherwise is feasible, PPG may proceed with the opportunity.

- Even after investing in attractive business opportunities, paying a sustainable and growing cash dividend, and investing in acquisition opportunities, PPG historically has generated additional uncommitted cash flow, creating a surplus in corporate liquidity. PPG's policy is to utilize a portion of this surplus liquidity for share repurchases, with such amount to be determined based on a variety of fiscal and strategic considerations monitored carefully by PPG's management and updated frequently. PPG maintains a share repurchase program under which it has repurchased an aggregate of approximately $1 billion, $751 million and $501 million of shares in 2013, 2014 and the first nine months of 2015, respectively. The amount spent by PPG under this share repurchase program may vary from quarter to quarter depending on cash flow, availability of capital projects and other factors monitored carefully by PPG's management.

As was the case in the above-referenced *Exxon Mobil Corp.* example, PPG's long-standing capital allocation strategy already addresses the underlying concerns and the essential objective of the Proposal. In particular, PPG uses cash dividends and share repurchases as means to provide value to its shareholders. As demonstrated by the information above, the amount spent by PPG on share repurchases during a given period historically has exceeded the aggregate amount of cash paid by PPG to shareholders through cash dividends by a significant amount. Thus, PPG historically has demonstrated a preference for share repurchases in comparison to cash dividends, as evidenced by the relative amounts spent on those aspects of PPG's capital allocation strategy.

When a company already has acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff previously has concurred with the exclusion of proposals that pertained to the Company's decisions regarding capital distribution to shareholders where the company already had addressed the request set forth in the proposal, as PPG has with respect to the request set forth in the Proposal. See, e.g., *Exxon Mobil Corp.* (Jan. 23, 2015); *General Electric Co.* (Feb. 29, 2012). Accordingly, based on the actions previously taken by PPG, the Proposal may be excluded from PPG's 2016 proxy materials under Rule 14a-8(i)(10) since the request set forth in the Proposal has been substantially implemented by PPG.

C. The Proposal May Be Excluded Under Rule 14a-8(i)(13) Because the Proposal Relates to a Specific Amount of Dividends.

Rule 14a-8(i)(13) states that a registrant may omit a shareholder proposal from its proxy materials if the proposal "relates to specific amounts of cash or stock dividends." The Staff has consistently interpreted this rule broadly, permitting the exclusion of shareholder proposals that purport to set or limit amounts or ranges of dividends or that would establish formulas for determining dividends. *See, e.g., Merck & Co., Inc.* (Jan. 30, 2014) (permitting the exclusion of a proposal seeking the establishment of a class of common shares which would not receive any dividends); *Vail Resorts, Inc.* (Sept. 21, 2010) (permitting the exclusion of a proposal that would require the company to distribute 90% of its annual taxable income to shareholders); *Exxon Mobil Corp.* (March 17, 2009) (permitting the exclusion of a proposal requesting that the company's dividend be increased to a rate equal to 50% of net income); *Pacificorp* (March 8, 1999) (permitting the exclusion of a proposal requesting a proportionate increase in dividends in comparison to changes in executive compensation). The Staff consistently also has concurred in the utilization of Rule 14a-8(i)(13) to exclude shareholder proposals which, like the Proposal, attempt to link the amount of dividends paid by a company to the company's share repurchases. See, e.g., *International Business Machines Corp.* (Jan. 4, 2011) (permitting the exclusion of a proposal seeking a quarterly special dividend equal in total value to the expenditure for share repurchases); *General Electric Co.* (Dec. 21, 2010) (permitting the exclusion of a proposal seeking the authorization of a special dividend equal to the amount authorized for share repurchases in lieu of any such share repurchases); *Pacific Gas & Electric Co.* (Jan. 16, 1997) (permitting the exclusion of a proposal for the company not to repurchase its stock until the dividends were restored to $1.96 per share).

Importantly, the Staff also has concurred in the utilization of Rule 14a-8(i)(13) to exclude a shareholder proposal which, like the Proposal, seeks a capital management allocation preferring share repurchases over dividends to shareholders. See *Honeywell International Inc.* (Sept. 28, 2001) (permitting the exclusion of a proposal to have the company repurchase its shares rather than pay dividends); *Minnesota Mining and Manufacturing Co.* (Feb. 10, 2001) (permitting the exclusion of a proposal to have the company repurchase its shares rather than pay dividends); *Ford Motor Co.* (Jan. 24, 2001) (permitting the exclusion of a proposal to have the company repurchase its shares rather than pay dividends); *AT&T Corp.* (Jan. 2, 2001) (permitting the exclusion of a proposal to have the company repurchase its shares rather than pay dividend).

The Proposal falls squarely within Rule 14a-8(i)(13), as exhibited by the examples cited above, because it requests that PPG prefer share repurchases relative to cash dividends in carrying out its capital management strategies. Implementation of the

Proposal necessarily would establish a range in which the aggregate amount of cash dividends paid by PPG to its shareholders must fall, namely between $0 and the aggregate amount paid by PPG for share repurchases. Therefore, the Proposal seeks to establish a range of cash dividends which may be paid by PPG and link that dividend range directly to the amount of PPG's share repurchases. Accordingly, the Proposal may be excluded from PPG's 2016 proxy materials under Rule 14a-8(i)(13) since the Proposal relates to a specific amount of dividends.

CONCLUSION

Based upon the foregoing, PPG believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2016 Annual Meeting under (i) Rule 14a-8(i)(7) because the Proposal deals with the ordinary business operations of PPG, (ii) Rule 14a-8(i)(10) because PPG has substantially implemented the Proposal and (iii) Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends. PPG respectfully requests that the Staff concur that it will not recommend enforcement action against PPG if PPG omits the Proposal from its proxy solicitation materials for its 2016 Annual Meeting. The directly applicable precedents cited in this letter demonstrate the validity of PPG's request. If the Staff does not concur with the positions of PPG discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (412) 434-2471. Consistent with Staff Legal Bulletin No. 14F (July 14, 2001), please respond to this letter via email to foulkes@ppg.com. I would appreciate if the Staff also would send a copy of any response to Greg E. Gordon, Senior Counsel, Corporate Law, PPG Industries, Inc., at gordon@ppg.com.

Sincerely,



Anne M. Foulkes
Assistant General Counsel and Secretary

Attachments

cc: Jonathan Kalodimos, PhD (via email jonathan.kalodimos@gmail.com)

EXHIBIT A

10/23/2015

Corporate Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

Corporate Secretary-

I am submitting a shareholder proposal in accordance with Rule 14a-8 to be voted upon at the next annual meeting of shareholders. As part of this submission I have included the proposal to appear in the next definitive proxy statement as well as a letter of ownership from TD Ameritrade confirming that I have continuously held a sufficient number of shares for more than one year to qualify for a proposal to be placed on the definitive proxy statement. I also hereby give notice that I intend to hold the aforementioned shares until after the date of the next annual meeting of shareholders and intend to have the proposal properly presented at the meeting.

If for any reason you need further information from me or would like to discuss my proposal, please contact me using the following information.

Jonathan Kalodimos, PhD

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Jonathan Kalodimos, PhD

Resolved: Shareholders of PPG Industries, Inc. ask the board of directors to adopt and issue a general payout policy that gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders. If a general payout policy currently exists, we ask that it be amended appropriately.

Supporting statement: Share repurchases as a method to return capital to shareholders have distinct advantages relative to dividends. Share repurchases should be preferred for the following reasons:

1) Financial flexibility. Four professors from Duke University and Cornell University studied executives' decisions to pay dividends or make repurchases by surveying hundreds of executives of public companies. They found that "maintaining the dividend level is on par with investment decisions, while repurchases are made out of the residual cash flow after investment spending."[1] Further, in follow up interviews as part of the study, executives "state[d] that they would pass up some positive net present value (NPV) investment projects before cutting dividends." The creation of long-term value is of paramount importance; I believe that repurchases have the distinct advantage that they do not create an incentive to forgo long-term value enhancing projects in order to preserve a historic dividend level.
2) Tax efficiency. Share repurchases have been described in the Wall Street Journal[2] as "akin to dividends, but without the tax bite for shareholders." The distribution of a dividend may automatically trigger a tax liability for some shareholders. The repurchase of shares does not necessarily trigger that automatic tax liability and therefore gives a shareholder the flexibility to choose when the tax liability is incurred. Shareholders who desire cash flow can choose to sell shares and pay taxes as appropriate. (This proposal does not constitute tax advice.)
3) Market acceptance. Some may believe that slowing the growth rate or reducing the level of dividends would result in a negative stock market reaction. However, a study published in the Journal of Finance finds that the market response to cutting dividends by companies that were also share repurchasers was not statistically distinguishable from zero.[3] I believe this study provides evidence that there is market acceptance that repurchases are valid substitutes for dividends.

Some may worry that share repurchases could be used to prop up metrics that factor into the compensation of executives. I believe that any such concern should not interfere with the choice of optimal payout mechanism because compensation packages can be designed such that metrics are adjusted to account for share repurchases.

---

[1]http://www.sciencedirect.com/science/article/pii/S0304405X05000528
[2]http://www.wsj.com/articles/companies-stock-buybacks-help-buoy-the-market-1410823441
[3]http://www.afajof.org/details/journalArticle/2893861/Dividends-Share-Repurchases-and-the-Substitution-Hypothesis.html

In summary, I strongly believe that adopting a general payout policy that gives preference to share repurchases would enhance long-term value creation. I urge shareholders to vote FOR this proposal.



10/20/2015

Jonathan Kalodimos

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending In *** FISMA & OMB Memorandum M-07-16 ***

Dear Jonathan Kalodimos,

Thank you for allowing me to assist you today. This letter is to confirm that as of the date of this letter, Jonathan Kalodimos has held continuously for at least one year, 26 shares of PPG Industries common stock in his account ending in Memorandum at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Brandon Schifferdecker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.



PPG Industries

Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

October 28, 2015

Via E-mail (jonathan.kalodimos@gmail.com) and FedEx
Jonathan Kalodimos, PhD

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. Kalodimos:

On October 26, 2015, we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2016 proxy statement. We are currently reviewing the proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, you must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on October 23, 2015, the day you submitted your shareholder proposal to PPG and (b) have continuously held your shares for at least one year prior to October 23, 2015. Therefore, in accordance with Rule 14a-8, please provide us with documentary support that these requirements have been met. The TD Ameritrade letter enclosed with your proposal is dated October 20, 2015 and confirms your ownership as of October 20, 2015 and for the one-year period prior to October 20, 2015. Enclosed are copies of Rule 14a-8 and Securities and Exchange Commission Staff Legal Bulletin No. 14(F), which set forth the information a proponent is required to provide to evidence their share ownership. Section C of Staff Legal Bulletin No. 14(F) explains that the broker's letter confirming the proponent's required share ownership must be dated the same date as the date on which the proposal was submitted, not before or after, and certify continuous ownership for one year prior to the submission date of the proposal.

Because the TD Ameritrade letter enclosed with your proposal was not properly dated, please provide us with a written statement that the minimum number of shares has been continuously held for the required one-year period ending on October 23, 2015. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Sincerely,

Anne M. Foulkes

Anne M. Foulkes

Enclosures
AMF:ls



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of November 1, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Gordon, Greg

From:	Jonathan Kalodimos *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, October 29, 2015 12:29 PM
To:	Gordon, Greg
Cc:	Foulkes, Anne; Stull, Laura
Subject:	Re: PPG Shareholder Proposal
Attachments:	Kalodimos6941PPG-signed.pdf

Greg-

In order to stave off any concerns of PPG Industries as to whether October 23, 2015 was the last day of the continuously held year or the day after the last day of the continuously held year, I have had TD Ameritrade provide a third letter confirming ownership that uses the exact language in SLB No. 14F.

The reality of the situation is that I have held continuously PPG Industries' stock for considerably longer than the prescribed one year but I want to make sure that the extremely prescriptive procedural requirements of proving ownership are met.

Once again, as stated in the original letter accompanying the proposal, I intend to hold the aforementioned shares until after the date of the next annual meeting of shareholders and intend to have the proposal properly presented at the meeting.

-Jon

On Wed, Oct 28, 2015 at 10:52 AM Jonathan Kalodimos <jonathan.kalodimos@gmail.com> wrote:

Greg-

I have attached a revised ownership letter from TD Ameritrade stating that as of October 23rd, 2015 I had continuously held for a least one year, 26 shares of PPG Industries. As stated in the original letter accompanying the proposal, I intend to hold the aforementioned shares until after the date of the next annual meeting of shareholders and intend to have the proposal properly presented at the meeting.

If PPG Industries does not view this ownership letter as meeting the procedural requirements of submitting a shareholder proposal, I will be happy to amend it.

-Jon

On Wed, Oct 28, 2015 at 8:07 AM Gordon, Greg <gordon@ppg.com> wrote:

Dear Mr. Kalodimos,

Please see the attached letter. Please do not hesitate to call Anne Foulkes or me with any questions.



10/28/2015

Jonathan Kalodimos

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Jonathan Kalodimos,

Thank you for allowing me to assist you today. This letter is to confirm that as of October 23, 2015, Jonathan Kalodimos has held continuously for at least one year, 26 shares of PPG Industries common stock in his account ending in Memorandum at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jesse Estrada
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 S. 108th Ave,
Omaha, NE 68154



October 29, 2015

Jonathan Anthony Kalodimos

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Jonathan Anthony Kalodimos,

Thank you for allowing me to assist you today. As you requested, I am writing to provide you an ownership letter.

As of October 23, 2015, Jonathan Kalodimos held, and has held continuously for at least one year, 26 shares of PPG Industries Inc. common stock in his account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Michael Poole
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.